FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**
Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
             Kevin Mannix   Teva North America   (215) 591-8912

For immediate release

TEVA TO PRESENT NEW DATA ON MULTIPLE SCLEROSIS AND PARKINSON'S DISEASE AT THE 62nd AMERICAN ACADEMY OF NEUROLOGY ANNUAL MEETING

Nearly 30 Studies Showcase Teva's Continued Leadership in Research and Development Addressing Degenerative Neurological Disorders

Jerusalem, April 7, 2010 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that several new studies supporting the company's innovative central nervous system (CNS) portfolio will be presented at the 62nd American Academy of Neurology Annual Meeting in Toronto, April 10-17, 2010.

Featured presentations highlight:
- Pre-clinical data surrounding the unique mechanism of action (MOA) of Copaxone® (glatiramer acetate injection), further demonstrating how the product works with the immune system. Additional data underscoring the benefit-risk profile of Copaxone®, the global market-leading relapsing-remitting multiple sclerosis (RRMS) treatment, in both treatment-naive and pre-treated patients.
- An analysis of placebo patients from the ADAGIO study of Azilect® (rasagiline tablets) in Parkinson's disease (PD), providing information on the natural progression of clinical symptoms of the disease in its early stages. The subgroup analyses provide further insight into the larger effect size seen for rasagiline in ADAGIO patients with greater severity of disease at baseline.
- Pre-clinical and early animal model data demonstrating the immunomodulatory and potential neuroprotective properties of Teva's investigational, once-daily, oral laquinimod. These data provide further insight into the novel MOA of laquinimod, which is currently being investigated for the treatment of RRMS in two global Phase III clinical trials.
- The innovative study design of the OCTAGON (Optical Coherence Tomography Assessment of Glatiramer acetate On retinal Nerve fiber layer) trial exploring the use of glatiramer acetate in the early treatment of Acute Optic Neuritis
- Results demonstrating the potential role and impact of Neutralizing Antibody (NAb) Testing on multiple sclerosis (MS) treatment decisions

Platform Presentations/Poster Sessions

Copaxone®
- [P04.223] Glatiramer Acetate-Reactive T Lymphocytes Regulate Oligodendrocyte Progenitor Cell Number In Vitro (Poster Session IV: Multiple Sclerosis and Related Diseases: Drug Mechanisms I, April 14, 2010 at 3:00 PM) *Yueting Zhang, Farzaneh Jalili, Nadia Oumara, Andleeb Zameer, Gregory Cosentino, Liat Hayardeny, Jack Antel, Amit Bar-Or, Gareth John*

- [PD5.003] Glatiramer Acetate Immunomodulates Pro-Inflammatory B Cell Function in Central Nervous System Autoimmune Disease (Poster Discussion Session V: Multiple Sclerosis and Related Diseases: Drug Mechanisms, April 15, 2010 at 7:30 AM) *Deetje Hertzenberg, Martina Betz, Klaus Lehmann-Horn, Scott Zamvil, Patrice Lalive D'Epinay, Bernhard Hemmer, Martin Weber*

- [P06.138] Short-Term Immunosuppression with Mitoxantrone Followed by Long-Term Glatiramer Acetate vs Glatiramer Acetate Alone: Results at 60 Months in Patients with Relapsing Multiple Sclerosis (Poster Session VI: Multiple Sclerosis and Related Diseases: Clinical Trials, April 15, 2010 at 3:00 PM) *Timothy Vollmer, Amit Bar-Or, Denise Campagnolo, Hillel Panitch, Douglas Arnold*

- [P06.162] Characteristics of Switching from Interferon beta to Glatiramer Acetate in Non Respondent Relapsing Remitting Multiple Sclerosis (Poster Session VI: Multiple Sclerosis and

Related Diseases: Clinical Trials, April 15, 2010 at 3:00 PM) *Celia Oreja-Guevara, Pedro Bermejo-Velasco, Ambrosio Miralles, Exuperio Diez-Tejedor*

- [P06.178] Immunological Response to Glatiramer Acetate in MS Patients after Different Pretreatments The CopImmunoNet Study (Poster Session VI: Multiple Sclerosis and Related Diseases: Clinical Trials and Clinical Research, April 15, 2010 at 3:00 PM) *Nina Kleiner, Tjalf Ziemssen*

Azilect® (rasagiline tablets)
- [PD4.002] The Natural Progression of Clinical Symptoms in Parkinson's Disease May Not Be Faster in the Earlier Stages: Results from the ADAGIO Delayed-Start Study (Poster Discussion Session IV: Movement Disorders: Parkinson's Disease: Treatment, April 14, 2010 at 3:00 PM) *Olivier Rascol*

Laquinimod
- [PD5.004] Laquinimod Induces Up-Regulation of BDNF in Serum of Patients with Relapsing-Remitting Multiple Sclerosis (Poster Discussion Session V: Multiple Sclerosis and Related Diseases: Drug Mechanisms, April 15, 2010 at 7:30 AM) *Jan Thöne, Silvia Seubert, Rebecca Conrad, Giancarlo Comi, Stefan Wiese, Liat Hayardeny, Ralf Gold, Ralf Linker*

- [S41.005] Effect of Laquinimod on Monocyte Subsets (Scientific Sessions: Multiple Sclerosis: Clinical Immunology, April 15, 2010 at 2:15 PM) *Tal Birnberg, Steffen Jung*

- [P06.208] Axonal Protection Effect of Laquinimod Appears Partially Independent of Its Inhibitory Effect on Inflammation and Demyelination in Experimental Autoimmune Encephalomyelitis (Poster Session VI: Multiple Sclerosis and Related Diseases: EAE/Drugs, April 15, 2010 at 3:00 PM) *Christiane Wegner, Christine Stadelmann, Emanuel Raymond, Bracha Timan, Liat Hayardeny, Wolfgang Brück*

OCTAGON
- [P04.274] Optical Coherence Tomography as Measure of the Effects of Glatiramer Acetate on Axonal Loss in Patients with Acute Optic Neuritis (AON) (Poster Session IV: Neuro-Ophthalmology/Neuro-Otology, April 14, 2010 at 3:00 PM) *Mark Kupersmith, Peter Calabresi, Gary Cutter, Robert Sergott, Ron Neumann*

Neutralizing Antibody (NAb) Testing
- [S30.006] The Effect of Neutralizing Antibody Testing on Treatment Patterns Versus Usual Care in Interferon Treated Multiple Sclerosis Patients (Scientific Sessions: Multiple Sclerosis: Genetics and Human Immunopathogenesis, April 14, 2010 at 3:15 PM) *Barbara Green, Edward Fox, Andrew Goodman, Clyde Markowitz, Ronald Murray*

About Copaxone®
Copaxone® is indicated for the reduction of the frequency of relapses in RRMS, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of Copaxone® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.

Copaxone® (glatiramer acetate injection) is now approved in 51 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries. In North America, Copaxone® is marketed by Teva Neuroscience, Inc., which is a subsidiary of Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA). In Europe, Copaxone® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. Copaxone® is a registered trademark of Teva Pharmaceutical Industries Ltd.

See additional important information at http://www.copaxone.com/pdf/PrescribingInformation.pdf or call 1-800-887-8100 for electronic releases. For hardcopy releases, please see enclosed full prescribing information.

About Azilect® (rasagiline tablets)
Azilect® 1mg tablets are indicated for the treatment of the signs and symptoms of Parkinson's disease both as initial monotherapy and as adjunct to levodopa later in the disease. Azilect® 1mg tablets are currently available in 39 countries, including the US, Canada, Israel, Mexico, and all EU countries.

Teva has a long-term agreement for the joint development and marketing of Azilect® in Europe and some additional markets with H. Lundbeck A/S. In North America, Azilect® is marketed by Teva's wholly-owned subsidiary Teva Neuroscience (www.tevaneuro.com).

See additional important information at http://www.azilect.com/PrescribingInformation.pdf.ashx. For hardcopy releases, please see enclosed full prescribing information.

About Laquinimod

Laquinimod is a novel once-daily, orally administered immunomodulatory compound that is being developed as a disease-modifying treatment for RRMS. Active Biotech developed laquinimod and licensed it to Teva Pharmaceutical Industries, Ltd. in June 2004. Results from a Phase IIb study in 306 patients were published in June 2008 in *The Lancet* and reported that an oral 0.6 mg dose of laquinimod, administered daily, significantly reduced MRI disease activity by a median of 60 percent (51 percent mean reduction) versus placebo in RRMS patients. In addition, the study showed a favorable trend toward reducing annual relapse rates and in the number of relapse-free patients compared with placebo. Treatment was well tolerated, with some transient and dose-dependent increases in liver enzymes reported, without clinically-evident liver damage.

In addition to the efficacy that laquinimod has shown in Phase II RRMS clinical trials, laquinimod has demonstrated potent therapeutic efficacy in preclinical models of other autoimmune diseases such as Crohn's disease, rheumatoid arthritis, insulin-dependent diabetes mellitus, Guillain Barré Syndrome, and Lupus. The broad profile of efficacy in animal models of inflammatory diseases suggests that laquinimod affects a pivotal pathway of inflammation and autoimmunity. Laquinimod is currently in Phase II development for Crohn's disease and Teva expects to initiate the clinical development of the compound for Lupus Nephritis in the near future.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                (Registrant)

By: /s/ Eyal Desheh
                           Name: Eyal Desheh
                           Title: Chief Financial Officer

Date April 7, 2010